United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

VALE S.A.

Extraordinary Sharholders’ Meeting

September 21st, 2020

Final voting map

Vale S.A. (“Vale” or “Company”) announces that, pursuant to CVM Instruction No. 481/09, it discloses the final voting summary map related to the single item on the Agenda submitted for voting during the Extraordinary Shareholders’ Meeting carried out today.

Single item on agenda submitted for voting
Shareholder	For	Reject	Abstain
0039*	12*	-	-

*The single item on the Agenda was decided by the exclusive vote of the Federal Union, as the shareholder of the all special class preferred shares (Golden Shares) issued by the Company, in its right pursuant to article 5, paragraph 4 of its bylaws.

Rio de Janeiro, September 21st, 2020.

Luciano Siani Pires

Executive Officer for Investor Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 21, 2020		Head of Investor Relations